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                                                Filed by Alteon WebSystems, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

      Subject Company:  Alteon WebSystems, Inc. -- Commission File No: 000-27247



 Information Distributed by Alteon WebSystems, Inc. to Its Employees, Investors
   and Others Regarding Alteon's Business and the Expected Merger with Nortel
                              Networks Corporation
                                August 17, 2000


                             Data Center Networks

                                   Bulletin

                    Intelligent Content Networking: Alteon
                              WebSystems Profile

                         Analyst: Lucinda S. Borovick

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                                  IDC Opinion
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How is Alteon WebSystems positioned to meet the requirements in Intelligent
Content Networking?

Alteon WebSystems is a leading provider of intelligent content switches. Alteon has a broad product line and a strong installed base. The company has successfully captured lead users in the service provider, web hoster, ASP and ecommerce customer segments.

Alteon's key challenge are in its ability to provide high touch sales and service to a range of global service provider clients and prospects. Pending the acquisition, Nortel's financial strength, large direct sales force, and ability to provide a broad solution to its service provider customers should be an immediate benefit to Alteon.
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Company Overview

Alteon WebSystems, Inc. headquartered in San Jose, California was founded in May 1996. The company is considered to be one of the pioneers of content-intelligent ethernet "Web switching" having first shipped these products in February 1997. Its Web switch business is focused on developing content-intelligent switching capabilities and

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marketing Layer 4 through Layer 7 Web switch products. (Note: Alteon also manufactures and markets server adapters.) Alteon's stated mission is to dominate the market for content-intelligent Web switching and position itself to provide Web switches that offer unprecedented intelligence, performance, and scalability for fast-growing e-businesses, hosters, ASPs and ISPs.

The following is an overview of the company's current senior management team:

 .  Dominic Orr, President & CEO

 .  Selina Lo, V.P., Product Marketing & Management

 .  Jim Burke, CFO

 .  Shirish Sathaye, V.P., Technology

 .  Prahbat Mishra, V.P. of Engineering

 .  Atul Bhatnagar, V.P. of Advanced Products

 .  Tony Narducci, V.P. of Worldwide Sales

 .  Joe Booker, V.P. of Operations

 .  Steve Wood, V.P., Asia Pacific Region

 .  Rob Mustarde, V.P. of EMEA

Alteon's three original founders, John Hayes, Wayne Hathaway and Ted Schroeder continue to be actively involved in the company's business as part of Alteon's technical engineering team. Prior to founding Alteon, the three founders worked together at Ultra Networks. Selina Lo was brought into the organization in early 1997.

Alteon is a public company traded on NASDAQ under the symbol "ATON." Alteon's initial public offering (IPO), commenced on September 24, 1999, generated approximately $76 million. On January 31, 2000, the company completed a follow-on public offering of five million shares of common stock. The company reports that funds from its IPO and additional public offering will be used for working capital and general corporate purposes.

The company reported net sales for FY00 (ending June 30, 2000) were $109 million , which represents a 314% increase over FY99 net sales of $26.3 million. The company achieved operating profitability in 4Q00. The company ended 4Q00 with sales of $51 million, which is a 545% increase over Q499 results of 7.9 million. The company currently derives approximately 65% of its revenues from domestic business with the remaining 35% coming from international sales. Going forward one of Alteon's goals is to achieve 50% of its sales equally from domestic and international business respectively.

Alteon's goal is to become the top vendor in Intelligent Content Networking. The company line of Intelligent Content Switches and

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Appliances will be the building blocks to deliver content quickly and dynamically. To further this goal Alteon announced the acquisition of Pharsalia on July 20, 2000, a content delivery software start-up.

The following are the companies target markets;

 .  Service providers, as Alteon provides the front-end to large server farms.
   Alteon increases the scale and performance of Web servers in the network.

 . More recently, Alteon is targeting the emerging ASP companies to increase web traffic response time.

 . Ecommerce and econtent sites, use Alteon's products to enhance the reliability and performance of the Web server data center.

 . Internet Content Delivery Networks, who provide specialized value-added traffic management, content, and security services such as Akamai, Digital Island, Check Point, and Inktomi.

IDC believes that Alteon will be challenged going forward to grow its corporate infrastructure to keep-up with the fast-pace of its Web switch sales and the demands of its growing global customer base. The company currently has approximately 450 employees worldwide and it is expected that it will double the size of its organization in the next year.

Alteon has already established a sizeable customer base for its Web switch products. The company reports a worldwide installed base of more than 1,600 customers to date. As of May 2000 the company has shipped in excess of 10,000 Web switches worldwide. These figures establish Alteon as a leader in Intelligent Content Switching.

Nortel Networks Acquisition

On July 28, 2000 Nortel Networks announced an agreement to purchase Alteon WebSystems for an estimated $7.8 billion in Nortel common stock. Nortel plans to have Alteon run as an independent business unit (like Shasta) reporting to Nortel COO Clarence Chandran in the Service Provider group. Dominic Orr, president and chief executive of Alteon, will become president of Nortel's Content Distribution Network business unit after the deal is completed.

Strategic Direction

Alteon aims to become the top vendor in Intelligent Content Networking. Alteon primarily targets its Web switch products at Service Providers and Web Hosters who use Alteon's products to front-end large server farms. Today, approximately 75% of Alteon's Web switching business comes from these service providers and hosters. Alteon plans to focus on partnering with companies that provide specialized value-added traffic management, content, and security services such as Akamai, Check Point, and Inktomi.

Some Service Providers and Web Hosters may also act as resellers of Alteon's Web switches. Some examples of current hosting and service provider Alteon Web switch users/resellers include: Global Center,

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Axient Communications, Uunet, GTE Internet, Exodus (hosting), Telstra, Cable &
Wireless, Williams Communications, Globix, ICG, Planet Online, PSINet, Digex, and Concentric (one of Alteon's early customers)

As an example, ICG recently purchased Alteon Web switches for 150 locations across the U.S. in order to upgrade its data network infrastructure; the Web switches will be installed in ICG's RAS (Remote Access Server) hub sites and POPs (Points of Presence) along with the roll-out of its Traffic Servers; one major reason cited for selecting Alteon Web switches is the faster download time expected for ICG's customers, low latency, best price/performance under load, and Alteon's ability to provide additional value-added services in the future.

Alteon also targets companies (e-business enterprises) that have developed web sites for e-commerce purposes and now handle large volumes of traffic and may have multiple data centers. Some examples include: Reuters, Datek Online, DLJdirect, Virgin, iWon.com!, Computer.com, FreeOnline, TicketMasterOnLine, Excite@Home and, Yahoo! Mail.
-----------

In addition, more recently Alteon is targeting the emerging ASP companies. A typical ASP may purchase 20-40 boxes (Web switches) from Alteon. Examples of current customers in this market segment include: LoudCloud, OnyxNetworks and, Digital Island.

Alteon is currently shipping its 700 Series Web switches (for data centers) to customers. Examples of current customers include: Concentric Network, WebTV, NTT, Fuji Xerox, Fujitsu, Digex (an ISP), Visitalk.com (an internet-based communications company)

Alliances and Partnerships

Alteon recently (May 23, 2000) announced the start of an OEM relationship with Lucent whereby Lucent is reselling Alteon's 180e and ACEdirector 3 Web switches within Lucent's IPWorX(TM) Web Performance solution under the product names WebDirector 180 and WebDirector 80 Web switches, respectively. One of Lucent's first customers for the Alteon Web switch products is SINA.com, a leading Internet media company for Chinese communities worldwide. This relationship is at risk given Alteon's pending acquisition by Nortel.

Alteon needs a substantial direct sales team to exploit the significant opportunity in the service provider market. In terms of partnerships, Alteon is focused on establishing strong customer and reseller relationships with all the major hosters and ISPs. In addition to collocation and managed server load balancing opportunities for Alteon, many service providers are beginning to deploy Intelligent Content Networking equipment in order to offer managed global network load balancing services. Alteon is positioning itself to address this demand and thereby increase its sales volumes. . As an example, On July 12,2000, Alteon announced that Exodus will resell Alteon's Web switches.

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Key competition

Competition in this space is coming from two major types of products: Switches and single targeted application appliances. The Switches or Web Switches hail from the traditional switch space. Vendors offering intelligent content switches include Cisco (Arrowpoint acquisition), Foundry and CyberIQ.

The vendors that have taken a traditional appliance approach include: F5 Networks, Intel, Coyote Point, Radware, and Cisco with local director and global director. Recently, F5 Networks and RadWare announced switch architectures to address customers performance requirements. The basic assumption of an appliance is that it is a single-use point product that is easy to use and simple to deploy. It allows the customer to avoid costly development, integration, and testing efforts. The products in this space make it simple for the overburdened IT manager to deploy specific functions such as SSL acceleration or firewall load balancing. Alteon's iSD products would be considered in this category.

Product Line

In marketing its Web switches--actually ultra-fast LAN switches--Alteon emphasizes that its products are "purpose built" Layer 2 through 7 (ethernet content-intelligent) Web switches that incorporate customer network processors,
also known as WebICs, throughout each switch.   This is a different approach
from companies (i.e., Foundry) that have taken their existing products (such as Layer 2 and 3 switches with a centralized CPU architecture) and added software to market them as Web switches. Alteon makes a clear distinction between its Web switch products and conventional packet switching products (that handle packets per second).

Alteon's Web switch products' process and switch entire web sessions (at line rates) while applying sophisticated traffic management service to the most optimal resources at ultra high speeds. This processing is supported by Alteon's WebIC which is a custom network processing ASIC that incorporates multiple RISC processors. These network processors perform packet processing functions and apply traffic management services in addition to traditional switching and routing. Alteon's Web switch products also offer added functionality such as traffic management services, including load balancing, HTTP header, cookie and URL parsing, bandwidth metering, filtering, etc. to every packet. (Note: A single web page typically requires many different sessions to download a website.) These Web switches maintain the state of every web session and make intelligent decisions on where to direct traffic based on TCP port numbers, URLs and HTTP cookies and headers found deep in every packet. Alteon emphasizes one of the key benefits for its Web switch customers (i.e., internet service providers, hosters, and e-commerce companies) is high levels of availability resulting from intelligent health checking mechanisms.

Alteon's product line range from the entry level ACEdirector to the high end Alteon 700 Series. Table 1 shows product specifications for each model. The ACEdirector is positioned as an entry-point Web

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switch. The Alteon 180 series are stackable switches provide a midrange option.
The high end Alteon 700 series is positioned in Carrier-class data center environments. The Alteon iSD is a new line of specialized and highly-integrated network computing devices that provide specific traffic management functions such as SSL acceleration and "Akamaization"--automating the process of manipulating web content for use on Akamai's global content delivery network

All the products run Alteon's Web OS software2000 (leveraging Cisco's IOS concept). Web OS comes integrated within Alteon's ACEdirector family and Alteon 180+ Web switches,. For Alteon's standard 180 and 700 series Web switches Web OS features can be enabled/activated with the purchase of a software key. Web OS provides high-performance web traffic control services. The major advantages of this approach is that these functions are available on a single platform and customers need only be concerned with a single point of failure. Examples of some of the traffic management functions provided by Web OS include:

 .  local and global server load balancing

 .  bandwidth metering and management

 .  application redirection

 .  filtering

 . content intelligent Layer 7 switching (such as cookie parsing and URL load balancing).

Alteon's latest release,Web OS 8.0, was announced in May. It's a software upgrade for Alteon's (stackable) Web switches that adds a bandwidth management solution that operates at gigabit speeds (the industry's first), advanced server security features, and content switching services. This software release supports Alteon's strategy of "future-proofing" its Web switches so no hardware changes are required. Alteon's customers do not need to purchase entirely new hardware to take advance of enhancements such as the industry's first gigabit-class, switch-based data center bandwidth management solution and Alteon's Virtual Matrix Architecture (VMA)--the latter enables Alteon's customers to support many more web site visitors (a 4-fold increase in concurrent session capacity) while speeding-up processing of web connections.

Alteon has adopted an "pay-as-you-go" (or "cafeteria") packaging strategy to differentiate itself from its competitors (especially those in the load-balancing product arena, e.g., F-5 Networks, Foundry Networks, ArrowPoint, and Cisco). In this vein Alteon markets its Web switches as fully-functioned products whereby the customer receives a robust product, but is required to pay additional fees in order to turn-on additional functionality (a.k.a. value-added features such as bandwidth management or global server load balancing). The advantage is that the customer can "turn on" and pay for feature/functionality when needed and does not have to experience lag time in the delivery of additional Web switch functionality. All the

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functionality is contained in a single, high-performance traffic management platform.

Product Line Strengths

The following are the strengths of Alteon's product line in Intelligent content networking:

 . IDC believes that Alteon's web switch product line is well positioned to capture market share in the new ebusiness data center. Alteon's highly scaleable switch fabric can meet customers web site performance requirements as well as scale to meet peak web traffic. The switch is currently meeting customer needs in key customer segments such service providers, and econtent sites.

 . The new iSD platform provides Alteon with a platform to deliver targeted content networking requirements to customers. It also provides a quick time to market approach. The integration with WebOS offers value add that separates the solution from other appliances on the market.

 . Alteon's modular pricing strategy provides customers with flexibility in only paying for the features that they need. In speaking with lead users, IDC found that this is an important differentiation. Many installations do not require all the functionality available on one switch today but anticipate that rapidly changing demands on web server infrastructures will dictate the need to add functionality seamlessly.

 . Alteon offers a full range of products from high to low end to meet diverse customer requirements.

 . Early customers purchased Alteon WebSwitches for its fully distributed architectures to drive web site performance.

 . Cisco's recent acquisition of ArrowPoint has brought increased attention to the Web switching market and the need for content-intelligent switching capabilities. In this context, it is likely that Alteon will be approached for strategic partnerships and will be considered as a potential acquisition by companies such as Nortel, Alcatel, Lucent and others. IDC believes that Cisco's competitors will seek to partner with Alteon given Alteon's extensive Layer 7 switching capabilities, as well as an architecture and platform by which such services can be provided.

Product Line Weaknesses

 . IDC believes that Alteon will be challenged going forward to grow its corporate infrastructure to keep-up with the fast-pace of its Web switch sales and the demands of its growing global customer base.

 .  Alteon is competing head to head with Cisco the leader in data networking.
   Cisco is aggressively acquiring companies to position themselves as a leader in Intelligent content delivery. Recent acquisitions include Arrowpoint, SitePath and Netiverse.

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 .  Alteon will face competitive threats from other large providers as well as other more targeted players such as F5 Networks, Riverstone, Foundry, Intel and Extreme.

Sales Force and Messages

Alteon currently uses direct and indirect channels to sell its Web switch products. In the U.S. its sales are conducted mostly on a direct basis with some sales are made by resellers (i.e., selected ISP and hoster customers). Lucent is Alteon's only OEM customer. Outside of the United States Alteon uses more of an indirect sales model.

Alteon is distinguishing itself in the Web switch marketplace in defining its Web switch products as "purpose built," as well as scaleable and easily upgradeable (since boxes are shipped fully functioned and new features can be activated quickly via a software key so customers only pay for the features needed). It continues to emphasize the performance of its Web switch products.

Alteon's Web switch architecture is designed to "get users to the closest and fastest servers." Its Web switches can reside as front-ends to servers and caches in service providers access points of presence or as a full featured, content-intelligent traffic management platform in front of servers, caches, firewalls and other devices in the Web data center. The company also emphasizes that added features such as scalable load-balancing (to servers, caches and firewalls) and bandwidth management can be added easily as modular feature sets to its Web switches (refer to pricing information). Its firewall load-balancing (supports load balancing traffic to multiple firewalls) is being deployed in customers' web data centers so user traffic can be processed in parallel among firewalls which allows for better response times and higher availability. Active/active redundancy is also a key feature for users enabling traffic to be diverted automatically to another active Alteon switch in a situation of a failed link, port or switch.

Alteon is a leader in Intelligent Content load balancing. The company is providing the key building blocks required to build robust, reliable, scaleable, high performance web infrastructures. Alteon's

The company's value proposition is based on the premise that it is easier and more cost-effective for a customer (those who offer a website or a web service) to buy Alteon web switching architecture that can improve the performance of their web computing traffic instead of opting to assemble separate pieces (i.e., load balancers, bandwidth managers, etc.) and placing them in front of a server.

Conclusions

The intelligent content networking market is poised to experience significant growth. IDC forecasts that Intelligent content load balancing revenue will reach $4 billion by 2004. Alteon is well positioned to capture this market growth and gain share. The company is focusing on selling to key customer segments such as service providers, web hosters, eCommerce and eContent. The product family is focusing on meeting customer concerns of scalability and performance. With Nortel, Alteon has an opportunity to expand to meet the needs of content delivery networks as well as leverage Nortel's extensive sales reach in the service provider space.

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Caution Concerning Forward-Looking Statements

This filing contains certain statements that are based on Alteon's present expectations of future events. These statements are "forward-looking statements" within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by present expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to: the consummation of the contemplated merger involving Alteon and Nortel Networks, such as the risk that the companies may not obtain the required regulatory clearances or stockholder approval in a timely manner or at all; the timing and successful completion of technology and product development efforts; integration of the technologies and businesses of Alteon and Nortel Networks; and changing relationships with customers, suppliers and strategic partners.

These and other risks associated with the businesses of Alteon and Nortel Networks that may affect their operating results are described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Alteon and Nortel Networks with the Securities and Exchange Commission.

Additional Information About the Merger

Alteon expects to mail to its stockholders a proxy statement/prospectus containing information about Alteon, Nortel Networks and the Merger. In connection with the Merger, Nortel Networks plans to file a registration statement on SEC Form S-4. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they become available.

Alteon will be, and certain other persons may be, soliciting proxies from Alteon's stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Alteon and the directors and executive officers of Nortel Networks may be deemed to be participants in Alteon's solicitation of proxies. Information regarding the participants in the solicitation and a description of certain interests the directors and executive officers of Alteon have in the Merger is contained in the document filed with the SEC by Alteon pursuant to Rule 425 on July 28, 2000.

How to Obtain Documents from the Securities and Exchange Commission

In addition to the registration statement and the proxy statement/prospectus, Alteon and Nortel Networks file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. You may obtain free copies of these documents, as they are filed, through the website maintained by the SEC at http://www.sec.gov.

You may read and copy any reports, statements or other information filed by Alteon or Nortel Networks with the SEC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Alteon's and Nortel Networks' filings with the SEC are also available through commercial document-retrieval services.

How to Obtain Documents from Alteon

Free copies of the proxy statement/prospectus and other documents, when they become available, may also be obtained from Alteon by directing a request through the Investors Relations portion of Alteon's website at http://www.alteonwebsystems.com or by mail to Alteon WebSystems, Inc., 50 Great Oaks Blvd., San Jose, CA 94119, attention: Investor Relations, telephone: (408) 360-5500.

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